March 3, 2005

By Facsimile and U.S. Mail

Joseph A. Coco
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Jonathan L. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071

	Re:	National Property Investors III
		Schedule TO-T/13E-3 filed February 16, 2005
	      Filed by AIMCO Properties LP, et al.

      	Fox Strategic Housing Income Properties
      	Schedule TO-T/13E-3 filed February 16, 2005
      	Filed by AIMCO Properties LP, et al.

	      Century Properties Fund XIV, XV, XIX, and XXII
      	Schedules TO-T/13E-3 filed February 16, 2005
      	Filed by AIMCO Properties LP, et al.

	      Davidson Income Real Estate LP
     		Schedule TO-T/13E-3 filed February 16, 2005
      	Filed by AIMCO Properties LP, et al.

	      Davidson Growth Plus LP
      	Schedule TO-T/13E-3 filed February 16, 2005
      	Filed by AIMCO Properties LP, et al.

Dear Messrs. Coco and Friedman:

	We have the following comments on the above-referenced filings. Please note that the page numbers indicated below correspond to the disclosure in the Offer to Purchase units of National Property Investors III, except as otherwise noted. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.

Schedule TO-T/13E-3

1. We note that two of the offers are for less than all units outstanding, such as the offer for Fox Strategic Housing Income
Partners. You have indicated that Item 10 of Schedule TO is not applicable with respect to this offer. As the offer is for less than all the units outstanding, revise to provide the bidders` financial information as required by Item 10 (to the extent you have not done so) or tell us why this information is not material. Note that when financial information is incorporated by reference, you must include the information required by Item 1010(c) of Regulation M-A in the document disseminated to unit holders.

Offer to Purchase Units of National Property Investors III

General

2. Revise to provide the legend required by Rule 13e-3(e)(1)(iii).

3. In any future dissemination of this offer document, and in future Rule 13e-3 filings, please be certain to provide the "Special Factors" disclosure required by Rule 13e-3(e)(1)(ii) in the front of the disclosure document.

Risk Factors, page 4

Our Offer Price May Not Represent Fair Market Value for Your
Units, page 4

4. Revise the heading of this risk factor to clarify the risk discussed in the corresponding text. As the filing persons have provided fairness determinations with respect to this offer price, you should revise this risk factor to avoid the implication that you are disclaiming liability for the filing persons` fairness determinations.

Continuation of Partnership; No Time Frame Regarding Sale of
Property, page 5

5. Please revise your disclosure to discuss in greater detail and quantify, if practicable, the "changes in the local rental markets, the potential for appreciation in the value of a property and the tax consequences to [limited partners] on a sale of property" that the bidders believe weigh against the sale of any properties at this time.

Terms of the Offer; Expiration Date, page 8

6. Revise to clarify when payment will be made for tendered units and clarify how this date differs from the effective date of the transfer of ownership interests. For example, you state that you will pay for the tendered units promptly upon expiration of the offer. Tell us how many days after termination of the offer this payment will be made. We note that the transfer of partnership interests will not be effective until the first day of the calendar quarter in which the offer expires. Clarify how the payment date and transfer date correspond, if at all, or confirm that payment for tendered units will take place without respect to the date the actual transfer of ownership occurs in the partnership records. Finally, please clarify how the transfers will take place on the first date of the calendar quarter in which the offer expires. It appears that any transfer of units would be made retroactive to the beginning of the current quarter.

Acceptance for Payment and Payment for Units, page 8

7. In the last paragraph of this section you reserve the right to transfer or assign the right to purchase tendered units to one or more of your affiliates. Please be aware that any persons or entities to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder (and possibly as a Schedule 13E-3 filing person) must independently satisfy the disclosure, dissemination and timing requirements of the tender offer and going private rules.

Extension of the Tender Period; Termination; Amendment; No
Subsequent Offering Period,
page 13

8. We note the reference to governmental approvals required to consummate the offer. We are unable to locate disclosure regarding required governmental approvals on which you have conditioned the offer. Revise to provide this disclosure or eliminate this reference.

9. Revise the disclosure on page 13 to clarify that, if the offer is extended, you will issue a press release or other public announcement by 9 a.m. on the following business day, as required by Rule 14e-1(d). The current disclosure states that you may do so.

Valuation of Units, page 18

10. On page 18 you disclose that the court appointed appraiser determined the value of the partnership properties "in 2003." We note that the appraisal indicates the fair value of each of the properties as of May 28, 2003 and May 14, 2003. Revise to disclose the date of the appraiser`s report. We note that you filed these reports, as well as an appraisal of a third unit held by the partnership as exhibits to your Schedule TO/13E-3. Revise to provide the reports as exhibits and revise page 27 to clarify that the reports are available on EDGAR as well. Also, it appears that you should discuss when the third property was sold, to whom (an affiliate or unrelated party?), how it compared to the prior valuation, and how this impacts the valuation amount or otherwise affects the partnership asset valuation. We note from page 48 that the property was sold on January 15, 2004 for a gross sale price of $14,825,000. We note from the appraisal filed as an exhibit to your November 7, 2003 Schedule TO/13E-3, as amended, that the property was appraised at $12,600,000.

11. In addition, tell us when the general partner, who is controlled by you, first determined to sell this property and the circumstances surrounding that decision and transaction. In doing so, tell us when the contract of sale was entered into and when it was executed.
We note that your prior offer expired on December 30, 2003, and this property was sold on January 14, 2004. We also note that a Form
8-K was filed with respect to this transaction on January 30, 2004. Finally, we note from page 48 that you recognized gain from the sale in the quarter ended September 30, 2003. It appears that you were aware of this pending sale at the time of that offer and had a duty to disclose this fact and/or amend the tender offer and related documents to address the fact as a material change, as required by Rule 14d-3(b)(1), Rule 13e-3(d)(2) and Rule 14d-9(c)(1). Please
provide us your detailed analysis regarding your compliance with the disclosure requirements in this regard. In addition, tell us how the proceeds from that sale were used and/or distributed and revise the current offer to disclose this information. For example, we assume from the distributions disclosed on page 49 that at least some portion of the proceeds were distributed to unit holders. Was the entire $12 million gain distributed to unit holders? When did the distributions take place? Did those who tendered in the tender offer (and whose units were accepted by you in the offer) have a right to receive the distribution?

As noted in our introductory comment, revise the remaining offers
In accord with our comment, where applicable. For example, we note From page 46 of the Fox Strategic Housing Income offer that one of the two properties held by that partnership was sold on December 16, 2003 for gross proceeds of $10,100,000. We note that this property had been appraised at $9.4 million by AAA in connection with the litigation.

We note that the general partner filed a Form 8-K reporting the transaction on December 16, 2003, that you amended the Schedule TO/13E-3 on December 17, 2003 and that the offer expired December 30, 2003; however, we are unable to locate any disclosure related to the sale or proposed sale in the initial offer document or any subsequent amendment.

12. Revise to clarify the nature of the "prepayment penalties" that you subtracted from the appraised value in determining the consideration for this offer and the liquidation value of the units (page 28) and explain why it is appropriate to subtract these penalties.

13. We note footnote (1) to the table on page 19. Revise the chart and disclosure on page 19 to clarify whether you have disclosed the highest tender offer price anyone has offered to date, or you have disclosed the highest price you have offered to pay in a tender offer to date.

14. What consideration have you given to disclosing the prices you have offered for partnership units in tender offers prior to the most recent two year period? It appears that this information could be material to investors.

15. Clarify why you selected these two third-party sources (Direct Investment Spectrum and American Partnership Board). For example, do you consider these to be the most comprehensive sources of this information? Where other offers refer only to one third party source of trade price information, such as the offer for units of Fox Strategic Housing Income Partners, clarify why only one source is disclosed.

Background and Reasons for the Offer, page 38

16. Here you state that you purchased 659 units in the offer you commenced in November 2003. In your final amendment to the Schedule TO, which was filed January 12, 2004 in connection with that offer, you indicated that 573 units were validly tendered in the offer. Please clarify.

Position of the General Partner of Your Partnership with Respect to the Offer, page 39

17. Each filing person must provide a fairness determination with respect to each group of unaffiliated security holders-those unaffiliated unit holders who tender into the offer and those who do not. Revise to clarify that the each filing person has done so, or revise to provide this information. The current disclosure on pages 39 and 41 appear to address one fairness determination with respect to all unaffiliated security holders.

18. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for unit holders. In this regard, please revise the general partner`s fairness determination to clarify the general partner`s consideration of each factor listed in Instruction 2 to
Item 1014. For example, it is unclear from the discussion on Pages 57-58 whether the general partner considered current and historical market prices, purchase prices paid in recent purchases or other Firm offers. It is also unclear what consideration the general partner gave to the appraisal or the valuation performed by the bidders.
If a factor was not considered because the factor did not exist (such as where there are a lack of firm offers), then revise to clarify.
See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).
Where an Item 1014 factor indicates a higher value than the offer price, such as liquidation value, then revise to clarify how the fairness determination was made despite this factor.

19. On page 40 you disclose a countervailing factor that the offer price "does not take into account any increases in property income that [the partnership] may realize in the near future." Clarify
"near future" and whether the partnership has a current expectation of increased revenue in that time frame.

20. Please revise to provide additional information about the operation of this business so that it is clear why going concern value is not relevant here. In addition, you state that "going concern value typically reflects independent value for the goodwill of a business as a going concern, over and above its asset value, however, those facts are not present here." This disclosure is unclear and appears to inaccurately describe going concern value.

21. Revise to clarify how the general partner found the offer to be procedurally fair despite the absence of the procedural safeguards discussed in Item 1014 of Regulation M-A. See Q&A No. 21 in
Exchange Act Release No. 17719 (April 13, 1981).

22. Revise to further clarify why the general partner is not able to make a recommendation with respect to whether unit holders should tender into the offer. The factors cited here are typically present with respect to any tender offer or investment decision.

Source of Funds, page 49

23. We note the disclosure here that you "intend to make concurrent offers to acquire interest in approximately 7 other limited partnerships. If all such offers were fully subscribed for cash, we would be required to pay approximately $33.4 million for all such units." Please revise this section to address the fact that you have made 8 additional tender offers (and to reflect any additional current tender offers not included in the reference line in this letter). In doing so, disclose the total cash consideration to be paid if all were fully subscribed.

Letter of Transmittal

24. In the second full paragraph on page 5 you state that the party signing the letter of transmittal appoints purchaser as its proxy with respect to "Units tendered by him or her and accepted for payment by the Purchaser." In the third sentence of this paragraph, you state, "Such appointment will be effective upon receipt of the Letter of Transmittal." The sentences following this statement imply this fact also. As you know, the proxy cannot be effective until payment has been made. Please clarify this paragraph.

Offers to Purchase Units of Fox Strategic Housing Income Partners and Davidson Income Real Estate, L.P.

25. Please revise your offers to specifically indicate the number of limited partnership units sought in each offer, as required by
Item 1004(a)(1)(i) of Regulation M-A. We note that your current disclosure indicates that you are "offering to purchase limited partnership units" but does not specify the number of units sought. We also note the discussion on the cover page that the limited partnership "prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within such 12-month period," and, in light of this, you may prorate the tendered units so that you will accept the maximum number without violating this agreement.
In addition to clarifying the number of units sought in each offer, revise to clarify how you will be able to determine the number of units that you may purchase while the offer is open, in light of the fact that others may transfer partnership interests within this 12 month period that are unrelated to this offer. We note that you control the general partner of the partnership.

26. In light of the above, tell us how many days after the expiration of the offer you intend to pay for or return tendered units. We note the disclosure on page 10 regarding possible delays due to proration.

Schedule TO-T/13E-3 filed with respect to Century Properties
Growth Fund XXII and XIX

27. Please clarify (i) in what capacity Fox Capital Management Corporation is filing the Schedules TO-T/13E-3 and 14D-9 and (ii) the relationship between Fox Capital Management and Fox Partners IV and II. It is our understanding that, with respect to all of the above-referenced offers, the general partner has been included as a filing person on the Schedule TO-T/13E-3. In these two offers, Fox Capital Management Corporation is a filing person on the Schedule TO-T/13E-3; however, the Schedule 14D-9 indicates that Fox Partners IV and Fox Partners II are the general partners, respectively. We note that in each of these two offers, each Fox entity has signed the Schedule 14D-9. In your response, please provide your analysis regarding whether Fox Partners IV and II should be a filing person on the Schedule TO-T/13E-3 and provide the disclosure required by that form, such as the fairness opinion.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.


Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions